Exhibit 99.1

Bio Blast Provides Update on Clinical Trial of Cabaletta™ for Occulopharyngeal Muscular Dystrophy (OPMD)

TEL AVIV, Israel, January 8, 2015 – Bio Blast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today preliminary findings from its HOPEMD Phase 2/3 study investigating Cabaletta (trehalose) in patients with Occulopharyngeal Muscular Dystrophy (OPMD).

The multicenter study is testing the safety and tolerability of Cabaletta in patients suffering from OPMD - a progressive, debilitating genetic disease - across three centers in Israel, Canada and the U.S.

As of January 2015, evaluations have been completed in 11 out of the 14 patients in the Israeli center. For these 11 patients, Cabaletta has been shown to be safe and well tolerated with no drug related Serious Adverse Events (SAEs). Specifically, there was no significant change in blood pressure, heart rate and electrocardiogram, glucose tolerance and insulin blood levels, liver and renal functions, blood count and other vital and biochemical parameters. Based on these safety results, Bio Blast received Investigational Review Board approval in Israel to continue the next phase of the study for an additional 12 months.

The Company indicated that 9 out of those 11 patients reported positive changes in their symptoms in the Swallowing Quality of Life (QOL) questionnaire. Of these patients, 5 reported improvement in 6-7 symptoms while the remaining 4 patients reported improvement in 1-5 symptoms. In 8 of the 11 patients there was a substantial improvement in the overall total symptom score as reported by the QOL questionnaire. Total symptom scores in these patients improved by an average of 22.5% (7.5%-36.8%). When factoring in those patients whose scores did not increase, there was still an improvement of 14.6% for the group as a whole.

The symptoms most often reported to be improved are less coughing while eating, less choking while eating, having less thick saliva and less drooling of saliva. Moreover, there were anecdotal reports of improvement in the quality of the voice in patients suffering from dysphonia (changed voice quality).

Dalia Megiddo, MD, Chief Executive Officer of Bio Blast said, “On September 17, 2014, we announced preliminary findings that we believe validate the effectiveness of our Cabaletta formulation and method of administration in delivering our drug into muscle cells for prolonged periods of time. These finding provided us with confidence and broader understanding of Cabaletta’s performance and effectiveness. While the primary purpose of this study was to test the safety and tolerability of Cabaletta in patients suffering from OPMD, we are also again encouraged by the fact that our patients are reporting an improvement in many of their disease symptoms."

“It is too early to judge whether these improvements are indicative of the drug effect; we will know for sure only after the end of the trial. We will continue to monitor our patients closely and will update our assessment as we move forward with the clinical program at all three sites,” concluded Megiddo.

Non-Drug Related Serious Adverse Events

During the first phase of the study there were two non-drug related SAEs: one patient suffered severe aspiration pneumonia as a manifestation of the disease and eventually passed away. Another patient was hospitalized for a urinary tract infection due to a prior kidney operation and fully recovered. Both of these SAEs were judged by the principal investigator and the institutional review board to be non-drug related.

Design of the trial

The HOPEMD trial is planned to enroll a total of 70 patients at three clinical sites. During the first six months of the trial, all patients are treated with 30 grams of Cabaletta by weekly IV infusion. After this six-month period, all patients will be randomized (2:1) into a treatment arm that will continue with the weekly IV regimen and a control group for an additional 12 months.

The randomization of the Israeli patients has begun; patients are being enrolled into the first six-month phase in Canada; patients will initiate the trial in the U.S. following the submission of an IND, estimated to occur in the first quarter of 2015.

Efficacy parameters in the HOPEMD study will be evaluated at the conclusion of the trial. These include objective measurements from specified muscle tests, severity of dysphagia as measured by video fluoroscopy and muscle biopsy as well as subjective quality-of-life measurements such as patient self-assessments of symptoms.

About Cabaletta

Cabaletta is a chemical chaperone that protects against pathological processes in cells. It has been shown to reduce pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Cabaletta has been documented as demonstrating significant efficacy in preclinical animal models of OPMD and other PolyA/PolyQ diseases. Bio Blast has been granted Orphan Drug Designation by the U.S. Food & Drug Administration for Cabaletta for the treatment of OPMD.

About Occulopharyngeal Muscular Dystrophy (OPMD)

OPMD is a progressive, debilitating genetic disease characterized by dysphagia (difficulty in swallowing) and the loss of muscular strength and weakness in multiple parts of the body. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. These last two manifestations of disease are often the cause of death. At the present time, there are no drugs approved for treatment of OPMD.

About Bio Blast

Bio Blast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Bio Blast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss making further progress in our clinical trials, and more specifically in the HOPEMD trial, including whether such trials will ultimately show safety, tolerability and efficacy, when we discuss our progress toward providing a therapy to help OPMD patients, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma’s prospectus dated July 30, 2014 filed with the Securities and Exchange Commission (SEC) and in any subsequent filings with the SEC. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

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Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
1.646.597.6979